Exhibit 99.1

Cardiome Reports Second Quarter 2013 Financial Results

Cardiome to conduct conference call and webcast today, August 2, at 8:15 a.m. Eastern (5:15 a.m. Pacific)

NASDAQ: CRME   TSX: COM

VANCOUVER, Aug. 2, 2013 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter and six months ended June 30, 2013.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). All share and per share amounts reflect the one-for-five share consolidation that occurred on April 12, 2013.

Summary Results

Cardiome reported a net loss of $2.8 million ($0.22 per common share) for the three months ended June 30, 2013 (Q2-2013), compared to a net loss of $5.7 million ($0.46 per common share) for the three months ended June 30, 2012 (Q2-2012).

Total revenue for Q2-2013 was $0.1 million as compared to $0.2 million in Q2-2012.

Research and development expenditures were insignificant for Q2-2013 compared to $2.3 million for Q2-2012. Selling, general and administration (SG&A) expenditures for Q2-2013 were $3.0 million compared to $2.2 million for Q2-2012. Effective Q1-2013, SG&A expenses include costs incurred to support the commercialization of BRINAVESSTM (vernakalant intravenous). We did not incur any interest expense during Q2-2013 as a result of the settlement of debt owed to Merck, known as MSD outside the United States and Canada. Interest expense for Q2-2012 was $1.1 million.

Stock-based compensation, a non-cash item included in operating expenses for Q2-2013 was $0.1 as compared to $0.2 million for Q2-2012.

Liquidity and Outstanding Share Capital

At June 30, 2013, the company had cash and cash equivalents of $19.7 million.  As at August 1, 2013, Cardiome had 12,470,335 common shares issued and outstanding and 1,104,374 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.82 per share.

Corporate Development

On June 30, 2013, Cardiome announced adoption of the decision by the European Commission of the transfer of the centrally-approved marketing authorisation (MA) for BRINAVESS from Merck to Cardiome. The decision marked Cardiome's assumption of responsibilities as the new marketing authorization holder (MAH) for BRINAVESS in the member states of the European Union.

On July 3, 2013, Cardiome announced an agreement with AOP Orphan Pharmaceuticals AG to commercialize BRINAVESS in select European markets where Cardiome does not currently operate. AOP Orphan will support Cardiome in obtaining product registrations required for the marketing and sale of BRINAVESS in those markets and will actively call on customers to promote the product.

Conference Call
Cardiome will hold a teleconference and webcast on Friday, August 2, 2013 at 8:15 a.m. Eastern (5:15 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 34999389. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 1, 2013.  Please dial 416-764-8677 or 888-390-0541 and enter code 999389 to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:30e 02-AUG-13